Filed by Tularik Inc.

Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Tularik Inc.

Commission File No.: 000-28397

From: “David Goeddel” <dvg@tularik.com>

To: [all Tularik employees]

Sent: Tuesday, April 13, 2004 2:18 PM

Subject: Amgen Annual Report

On April 9, 2004, Amgen issued its 2003 Annual Report. This report not only provides an historical perspective of their year, but also gives the Market a glimpse of what to expect in 2004.

As we move forward with the acquisition of Tularik by Amgen, I wanted to share this report with you as it helps illustrate why I am excited about this new chapter in Tularik’s history. In South San Francisco, please find a copy of the report in your mail folder. At our other offices you can review the online version using this link: http://www-ext.amgen.com/investor/annualReport2003/intro.html#. I believe you will find additional confirmation that Amgen shares our focus and goals—the pursuit of novel and superior medicines to treat grievous illness and dramatically change patients’ lives.

Dave

Additional Information about the Merger and Where to Find It

In connection with Amgen’s proposed acquisition of Tularik (“Acquisition”), Tularik intends to file a proxy statement and other relevant materials and Amgen intends to file a registration statement/prospectus and other relevant materials, with the Securities and Exchange Commission (SEC). INVESTORS AND SECURITY HOLDERS OF AMGEN AND TULARIK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, TULARIK AND THE ACQUISITION. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Amgen or Tularik with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a written request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Tularik by contacting Tularik Inc., Attn: Investor Relations at 1120 Veterans Blvd., South San Francisco, CA 94080. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Amgen, Tularik and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tularik in favor of the Acquisition. Information about those executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amgen Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 11, 2004. Information about the executive officers and directors of Tularik and their ownership of Tularik common stock is set forth in the proxy statement for Tularik’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2004. Investors and security holders may obtain more detailed Information regarding the direct and indirect interests of Amgen, Tularik and their respective executive officers and directors in the Acquisition by reading the proxy statement/prospectus regarding the Acquisition when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements about future financial and operating results and Amgen’s anticipated acquisition of Tularik. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that the parties are unable to achieve planned synergies, as well as other risks that are discussed below and others that can be found in Amgen’s and Tularik’s Form 10-Ks for the year ended December 31, 2003, and in Amgen’s and Tularik’s periodic reports on Form 10-Q and Form 8-K.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. Amgen and Tularik are providing this information as of the date of this communication and neither Amgen nor Tularik undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

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